As filed with the Securities and Exchange Commission on January 29, 2015

Registration No. 333-186111

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 10 TO
FORM S-11
FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
OF SECURITIES OF CERTAIN REAL ESTATE COMPANIES

ARC REALTY FINANCE TRUST, INC.

(Exact name of registrant as specified in its charter)

405 Park Avenue, 14th Floor
New York, New York 10022
(212) 415-6500

(Address, including zip code, and telephone number, including area code, of the registrant’s principal executive offices)

Peter M. Budko
ARC Realty Finance Trust, Inc.
405 Park Avenue, 14th Floor
New York, New York 10022
(212) 415-6500

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With a Copy to:

Rosemarie A. Thurston Jason W. Goode Alston & Bird LLP 1201 West Peachtree Street Atlanta, Georgia 30309 (404) 881-7000	James A. Tanaka General Counsel RCS Capital 405 Park Avenue, 14th Floor New York, New York 10022 (212) 415-6500

Approximate date of commencement of proposed sale to public: This post-effective amendment is being filed pursuant to Rule 462(d) under the Securities Act and will be effective upon filing.

If any of the securities on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☒ Registration Number 333-186111

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act (Check One):

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if smaller reporting company)	Smaller Reporting Company ☒

EXPLANATORY NOTE

This Post-Effective Amendment No. 10 (“Amendment No. 10”) to the Registration Statement on Form S-11 (No. 333-186111) of ARC Realty Finance Trust, Inc. (the “Registration Statement”) is being filed solely to add certain exhibits not previously filed with respect to the Registration Statement. No other changes have been made to the Registration Statement. Accordingly, this Amendment No. 10 consists solely of the facing page, this explanatory note and Part II (which includes the Exhibit Index).

PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

Item 36. Financial Statements and Exhibits

(b) Exhibits:

The following exhibit is filed as part of this Registration Statement:

Exhibit No.	Description
16.1	Letter from Grant Thornton LLP to the Securities and Exchange Commission dated January 28, 2015

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing Form S-11 and has duly caused this Post-Effective Amendment No.10 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, the State of New York, on January 29, 2015.

ARC Realty Finance Trust, Inc.

By:	/s/ Peter M. Budko Peter M. Budko Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 10 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

NAME	CAPACITY	DATE
/s/ Peter M. Budko Peter M. Budko	Chief Executive Officer (Principal Executive Officer)	January 29, 2015
/s/ Donald MacKinnon Donald MacKinnon	President, Chief Operating Officer	January 29, 2015
/s/ Nicholas Radesca Nicholas Radesca	Chief Financial Officer, Treasurer and Secretary (Principal Financial Officer and Principal Accounting Officer)	January 29, 2015
* William M. Kahane	Chairman of the Board of Directors	January 29, 2015
* Elizabeth K. Tuppeny	Independent Director	January 29, 2015
* Dr. Robert J. Froehlich	Lead Independent Director	January 29, 2015
*By: /s/ Peter M. Budko Peter M. Budko Attorney-in-Fact

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